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Pambrun
GROUNDBREAKING
2016

Dear Brooke,

Our dream of building a world class winery in the Walla Walla Valley is being realized! Over 300 wine enthusiasts and new Owners brought their shovels to the Walla Walla Valley to plant Cabernet Sauvignon vines and to celebrate the groundbreaking for the new vineyard and winery, called Pambrun in the SeVein Vineyard Development on Sunday, May 15th. Read about the groundbreaking at Great Northwest Wine.



SeVein Managing Partners joined us for Pambrun's

SeVein Vineyards is a state-of-the-art 1,500 acre vineyard development founded by Walla Walla Valley winery visionaries including Marty Clubb of L'Ecole 41, Norm McKibben of Pepper Bridge Winery and Amavi Cellars, Chris Figgins and Gary Figgins of Figgins Family Wine Estates and Leonetti Cellars and Bob Rupar of Nelson Irrigations. Together they have a combined 90 years of experience producing some of the world's finest grapes. They each own a vineyard in this development and they have invited select producers to plant alongside of them.

Groundbreaking. From left Marty Clubb, Norm McKibben, Christine Collier, Chris Figgins and Jim Bernau.

Architect Joe Chauncey of Boxwood Architects in Seattle is designing the tasting room and winery, which will focus on Cabernet Sauvignon. The wines for Pambrun are being made by Consulting Winemaker Jon Meuret of Maison Bleue Winery.

"It was a wonderful experience, with Owners traveling from far away to join us in planting a Cabernet Sauvignon vine" Winery Director Christine Collier said. "Many planted their vine in honor of a loved one or dedicated to future generations."

It's not too late to join us as an Owner in our Preferred Stock Offering, which provides an annual dividend of 5.1% at $4.35 per share. The minimum purchase is 200 shares ($870) and the maximum purchase is 1,205 shares ($5,241.75). This preferred stock is an investment in Willamette Valley Vineyards with a portion of capital raised for the development of the Pambrun winery.


Vineyard Manager Sadie Drury plants a vine with daughter Brin.

SEC rules permit us to raise a maximum of $4.125 million in this offering, and including subscriptions in escrow for the upcoming June 30 closing, we have sold a total of $3.937 million in Series A Redeemable Preferred Stock. This leaves us with only $188,000 in available securities.

If we are unable to accommodate your subscription, we will contact you again if we decide to conduct a similar offering in the future.

If you wish to make an investment and become a Winery Owner, please click on the icons below to view the prospectus and winery financial reports as well as the Subscription Agreement form. The Subscription Agreement form can be completed electronically, or printed and returned by email to stock.offering@wvv.com, faxed to 503.588.8894, mailed to the winery at 8800 Enchanted Way SE, Turner, Oregon 97392 or delivered in person to our Estate Tasting Room or business office.

If you have any questions, please reply to this email, call the winery at 503.588.9463 (office hours are 8 am to 6 pm) or visit us online.

Thank you for your continued support.

Warm Regards,



Jim Bernau
Founder/CEO
Willamette Valley Vineyards

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Free Writing Prospectus (to Prospectus dated December 23, 2015, as supplemented by the Prospectus Supplement dated March 10, 2016) Filed Pursuant to Rule 433 Registration Statement No. 333-208715

Willamette Valley Vineyards, Inc., has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about our company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we will arrange to send you the prospectus (including the documents incorporated therein by reference) if you so request by writing us at stock.offering@wvv.com or by calling us toll-free 1-800-344-9463.

www.WillametteValleyVineyards.com
8800 Enchanted Way SE · Turner, OR 97392 · 503.588.9463 · info@wvv.com
Jim Bernau, Founder/Winegrower

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